Rule 424(b)(3)
                                                    Registration No. 333-121067


PRICING SUPPLEMENT NO. 53 dated December 7, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                         LEHMAN BROTHERS HOLDINGS INC.
                          Medium-Term Notes, Series H

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                      52517PD32

ISIN:                           US52517P D325

Specified Currency:             Principal:     U.S. Dollars
                                Interest:      U.S. Dollars

Principal Amount:               $25,000,000

                                           Total           Per Note
                                           -----           --------
   Issue Price:                            $25,000,000        100%
   Agent's Commission:                     $         0          0%
                                           -----------      ------
   Proceeds to Lehman Brothers Holdings:   $25,000,000        100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                             Lehman Brothers

Agent's Capacity:                  [X]  As principal     [ ]  As agent

Trade Date:                        December 7, 2005

Issue Date:                        December 28, 2005

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

Stated Maturity Date:              December 28, 2015, subject to
                                   Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New
                                   York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which Interest Accrues:  [X]  Issue Date
                                   [ ]  Other: _____________

[ ] Fixed Rate Note

    Interest Rate per Annum:       _______%

[X] Floating Rate Note             [ ] CD Rate
                                   [ ] Commercial Paper Rate
                                   [ ] Federal Funds (Effective) Rate
                                   [ ] Federal Funds (Open) Rate
                                   [ ] LIBOR Telerate
                                   [ ] LIBOR Reuters
                                   [ ] EURIBOR
                                   [ ] Treasury Rate:   Constant Maturity
                                                       [ ] Yes   [ ] No
                                   [ ] Prime Rate
                                   [ ] Eleventh District Cost of Funds Rate
                                   [X] Other:  See "Interest Rate per Annum"
                                         below

Interest Rate per Annum:           Product of (i) 3-month LIBOR plus 2.87%
                                   times (ii) Index

Maximum Rate:                      Not applicable

Minimum Rate:                      0%

Index: The number of calendar days in each quarterly period on which the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate is equal to or greater than 0, divided by the total number of calendar days in each such quarterly period. See "Risk Factors" below for certain relevant considerations.

Interest Payment Dates:            Each March 28, June 28, September 28, and
                                   December 28, commencing on March 28, 2006, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New
                                   York and London business day, and provided further that the final Interest Payment Date for any Notes shall be the applicable maturity date.

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

30-Year CMS Rate:                  For any calendar day, the rate that appears
                                   on the Accrual Determination Date for such calendar day on Reuters Screen ISDAFIX1 under the heading "30YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference
                                   Banks" as the applicable rate.

2-Year CMS Rate:                   For any calendar day, the rate that appears
                                   on any Accrual Determination Date for such calendar day on Reuters Screen ISDAFIX1 under the heading "2YR" as of 11:00 a.m., New York city time. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified "USD-CMS-Reference
                                   Banks" as the applicable rate.

                                   "USD-CMS-Reference Banks" on any Accrual
                                   Determination Date will be the rate
                                   determined on the basis of the mid-market semi-annual swap rate quotations provided by the Reference Banks at approximately 11:00 a.m., New York city time on such Accrual Determination Date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg,calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the Designated Maturity commencing on that date and in a Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The rate for that date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

                                   "Reference Banks" means five leading swap dealers in the New York city interbank market selected by the Calculation Agent for the purposes of providing quotations as provided above.

                                   "Designated Maturity" means 30 years or 2 years, as the case may be.

                                   "Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time.

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


Accrual Determination Date:        With respect to each day that is a New York
                                   and London business day and does not occur during a Suspension Period, that day. With respect to each day that is not a New York or London business day and does not occur during a Suspension Period, the last preceding New York and London business day.
                                   With respect to each day during a Suspension
                                   Period, the day that is the fifth New York and London business day prior to the relevant Interest Payment Date.

Suspension Period:                 The period beginning on the fifth New York
                                   and London business day prior to but
                                   excluding each Interest Payment Date
                                   (including the Stated Maturity Date).

Interest Computation:              Interest will be computed on the basis of a
                                   360-day year of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed.

Adjusted:                          [ ]  Yes     [X]  No

Interest Rate Calculation Agent:   Lehman Brothers Special Financing

Optional Redemption:               The Notes may be redeemed prior to Stated
                                   Maturity at the option of Lehman Brothers
                                   Holdings in whole or in part at a price
                                   equal to 100% of the principal amount being redeemed, from time to time on each Interest
                                   Payment Date, commencing on December 28,
                                   2009. Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:                      [X] Book-entry only (global) [ ] Certificated


                              RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. Investors should also consider the risk that the difference of the 30-Year CMS Rate minus the 2-Year CMS Rate, determined on a daily basis, may be less than zero on one or more New York business days during the applicable period, in which event no interest will accrue for the related days during the period. To the extent that this difference becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30-Year CMS Rate and the 2-Year CMS Rate, the


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

method of calculating the 30-Year CMS Rate and the 2-Year CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30-Year CMS Rate and the 2-Year CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table sets forth the historical differences of the 30-Year CMS Rate minus the 2-Year CMS Rate since December 21, 1987:


   Rate as at                                            Rate as at
  Hypothetical                                          Hypothetical
    Accrual           30-Year CMS     2-Year CMS           Accrual             30-Year CMS      2-Year CMS
Determination Dates      Rate            Rate         Determination Dates         Rate             Rate
-------------------   ----------      ----------      -------------------      -----------      ----------

21-Sep-05                4.906          4.342             23-Sep-96               7.418            6.425
21-Jun-05                4.748          4.047             21-Jun-96               7.499            6.551
21-Mar-05                5.319          4.123             21-Mar-96               7.041            5.924
21-Dec-04                 5.19          3.434             21-Dec-95               6.491             5.48
21-Sep-04                5.167          2.828             21-Sep-95               6.991            5.991
21-Jun-04                5.768          3.183             21-Jun-95               7.002            5.851
22-Mar-04                4.961          1.802             21-Mar-95               7.906            6.967
22-Dec-03                5.294          2.164             21-Dec-94               8.359            8.002
22-Sep-03                 5.46          1.982             21-Sep-94               8.349            6.753
23-Jun-03                4.678          1.348             21-Jun-94               8.082             6.26
21-Mar-03                5.345          2.105             21-Mar-94               7.521            5.364
23-Dec-02                5.273          2.101             21-Dec-93               6.982            4.376
23-Sep-02                5.119          2.336             21-Sep-93               6.778            4.022
21-Jun-02                5.876          3.253             21-Jun-93               7.445            4.348
21-Mar-02                6.373           4.14             22-Mar-93               7.605            4.133
21-Dec-01                6.207           3.62             21-Dec-92               7.752            4.926
21-Sep-01                6.063           3.45             21-Sep-92               7.681            4.062
21-Jun-01                6.405          4.536             22-Jun-92                   0             5.31
21-Mar-01                6.054          4.774             23-Mar-92                   0             6.28
21-Dec-00                6.219          5.818             23-Dec-91                   0             5.02
21-Sep-00                7.092          6.777             23-Sep-91                   0             6.52
21-Jun-00                 7.34          7.284             21-Jun-91                   0             7.64
21-Mar-00                 7.23          7.091             21-Mar-91                   0             7.67
21-Dec-99                 7.34          6.787             21-Dec-90                   0             7.95
21-Sep-99                7.074           6.22             21-Sep-90                   0             8.68
21-Jun-99                6.754          6.018             21-Jun-90                   0             8.83
22-Mar-99                6.226          5.519             21-Mar-90                   0             9.18
21-Dec-98                5.777          5.087             21-Dec-89                   0             8.23
21-Sep-98                5.928          5.165             21-Sep-89                   0                9
22-Jun-98                6.105          5.847             21-Jun-89                   0             9.11
23-Mar-98                6.272          5.861             21-Mar-89                   0            10.93
22-Dec-97                6.286          6.021             21-Dec-88                   0             9.66
22-Sep-97                6.689          6.098             21-Sep-88                   0              9.1
23-Jun-97                7.017          6.302             21-Jun-88                   0             8.84
21-Mar-97                7.286          6.498             21-Mar-88                   0             8.11
23-Dec-96                6.929          6.009             21-Dec-87                   0             8.61


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

The Index is based on the number of calendar days in each quarterly period on which the 30-Year CMS Rate minus the 2-Year CMS Rate is greater than 0. Historically, the 30-Year CMS Rate has never been lower than the 2-Year CMS Rate. The historical experience of the 30-Year CMS Rate minus the 2-Year CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate minus the 2-Year CMS Rate during the term of the Notes.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See "United States Federal Income Tax Consequences - Debt Securities - Consequences to United States Holders" in the prospectus.

         SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase from Lehman Brothers Holdings Inc. the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the Prospectus.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agents that they may make a market in the Notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Agent has represented and agreed, and any other Agent appointed under the Lehman Brothers Holdings Inc. Medium Term Note

Program, Series H (the "Program"), will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

         (a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

         (b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

         (c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

         (d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agent appointed under the Program will be required to represent and agree, that:

         (a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of
         Section 19 of the FSMA by the Issuer;

         (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

         (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will comply with all applicable laws and regulations in force in any jurisdiction in which it offers or sells the Notes or possesses or distributes the prospectus supplement, the accompanying prospectus or any other offering material and will obtain any consent, approval or permission required by it for the offer or sale by it of the Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such offers or sales.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.